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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          AngelCiti Entertainment, Inc.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                   03462X 10 2
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                                 (CUSIP Number)

                                George Gutierrez
  Oficentro La Sabana, Edifico #2, Piso #4, San Jose, Costa Rica (506) 210-9900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 15, 2004
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No 03462X 10 2              SCHEDULE 13D                       Page 1 of 4

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1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).
         George Gutierrez - N/A
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2.       Check the Appropriate Box if a Member of a Group
         (a)
         (b) X Reporting person disclaims membership in any group
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3.       SEC Use Only

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4.       Source of Funds (See Instructions): OO

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)
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6.       Citizenship or Place of Organization: USA
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Number of
Shares            7. Sole Voting Power: 32.5%
Beneficially     ---------------------------------------------------------------
Owned by          8. Shared Voting Power: N/A
Each             ---------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 32.5%
Person           --------------------------------------------------------------
With             10. Shared Dispositive Power: N/A
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 3,071,100
         common shares and 10,000 Series "A" Preferred Shares, for a total of 203,071,100 voting shares in the Company.
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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13.      Percent of Class Represented by Amount in Row (11): 32.5%
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14.      Type of Reporting Person
         IN
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

CUSIP No 03462X 10 2              SCHEDULE 13D                       Page 2 of 4
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ITEM 1.   Security and Issuer

The Securities to which this statement relates is the Common Stock, $.00025 par value, of AngelCiti Entertainment, Inc. (the "Company"), having its principal executive offices at 9000 Sheridan Street, Suite 7, Pembroke Pines, FL 33024. The Company sublicenses software to internet gaming companies.

ITEM 2.   Identity and Background

This statement is filed by George Gutierrez, a citizen of Costa Rica whose business address is Oficentro Ls Sabana, Edificio #2, Piso #4, San Jose, Costa Rica. Mr. Gutierrez is the Treasurer and a director of the Company. Mr. Gutierrez has not been a party to any criminal, civil or administrative proceedings within the past 5 years. Mr. Gutierrez is a citizen of Costa Rica.

ITEM 3.   Source and Amount of Funds or Other Consideration

On April 15, 2004, Mr. Gutierrez purchased 7,000 Series "A" Preferred Shares from Omega Ventures, Inc. in exchange for payment of $100,000 and the return of 500,000 shares in Omega Ventures, Inc. to treasury of that Company. In addition, Mr. Gutierrez received 3,000 Series "A" Preferred Shares of the Company, by the Company, as consideration for services performed from November 7, 2002 through April 15, 2004.

ITEM 4.   Purpose of Transaction

On April 15, 2004, in a private transaction between Omega Ventures, Inc. and Messrs. Dean Gutierrez and George Gutierrez, Omega Ventures, Inc. sold 7,000 Series "A" Preferred Shares of the Company to Mr. Gutierrez and 7,000 Series "A" Preferred Shares of the Company to Mr. Gutierrez. Subsequent to this transaction, Mr. Gutierrez owns approximately 32.7% of the voting shares in the Company and Mr. Gutierrez owns approximately 32.5% of the voting shares in the Company. Wye & Whalsay, Ltd., an entity owned and controlled by Mr. Gutierrez has filed paperwork pursuant to Rule 144 to sell 2,142,218 common shares of the Company. Other than as set forth herein, Mr. Gutierrez has no other plan or proposal which relates to or would results in:

CUSIP No 03462X 10 2              SCHEDULE 13D                       Page 3 of 4
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(a)      The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Company 's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)      Any action similar to any of those enumerated above.

CUSIP No 03462X 10 2              SCHEDULE 13D                       Page 4 of 4
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ITEM 5.   Interest in Securities of the Issuer

The aggregate number of Common Stock beneficially owned by Mr. Gutierrez is 3,071,100 common shares and 10,000 Series "A" Preferred Shares, representing 32.5% of the voting shares in the Company.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

ITEM 7.   Material to Be Filed as Exhibits

None.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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